Nexa Resources S.A.

Condensed consolidated interim financial statements (Unaudited)

at and for the three and nine-month periods ended on September 30, 2025

Contents

Condensed consolidated interim financial statements

Condensed consolidated interim income statement	3
Condensed consolidated interim statement of comprehensive income	4
Condensed consolidated interim balance sheet	5
Condensed consolidated interim statement of cash flows	6
Condensed consolidated interim statement of changes in shareholders’ equity	7

Notes to the condensed consolidated interim financial statements

Nexa Resources S.A. Condensed consolidated interim income statement Unaudited Periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	2025	2024	2025	2024
Net revenues	4	763,515	709,476	2,099,052	2,025,563
Cost of sales	5	(609,555)	(582,896)	(1,685,991)	(1,630,790)
Gross profit		153,960	126,580	413,061	394,773

Operating expenses
Selling, general and administrative	5	(37,488)	(29,488)	(105,256)	(93,188)
Mineral exploration and project evaluation	5	(22,072)	(16,064)	(55,135)	(46,773)
Impairment reversal (loss) of long-lived assets	17	106,495	17,592	104,216	(25,399)
Other income and expenses, net	6	(22,981)	(13,859)	(65,081)	(74,730)
		23,954	(41,819)	(121,256)	(240,090)
Operating income		177,914	84,761	291,805	154,683

Results from associates’ equity
Share in the results of associates		5,760	5,442	15,063	16,499

Net financial results	7
Financial income		7,171	6,206	21,532	17,994
Financial expenses		(78,495)	(59,871)	(207,350)	(174,463)
Other financial items, net		25,788	12,205	111,821	(71,389)
		(45,536)	(41,460)	(73,997)	(227,858)

Income (loss) before tax		138,138	48,743	232,871	(56,676)

Income tax benefit (expense)	8 (a)	(37,990)	(42,760)	(90,706)	(19,336)

Net income (loss) for the period		100,148	5,983	142,165	(76,012)
Attributable to NEXA's shareholders		69,340	(5,152)	82,272	(106,529)
Attributable to non-controlling interests		30,808	11,135	59,893	30,517
Net income (loss) for the period		100,148	5,983	142,165	(76,012)
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439	132,439
Basic and diluted earnings (losses) per share – USD		0.52	(0.04)	0.62	(0.80)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim statement of comprehensive income Unaudited Periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	2025	2024	2025	2024
Net income (loss) for the period		100,148	5,983	142,165	(76,012)

Other comprehensive income (loss), net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	10 (c)	(293)	722	1,775	1,453
Deferred income tax	8 (b)	316	(1,128)	(825)	(940)
Translation adjustment of foreign subsidiaries		18,167	18,449	101,598	(97,543)
		18,190	18,043	102,548	(97,030)

Other comprehensive income (loss), net of income tax - items that cannot be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	15 (c)	(483)	163	(322)	(1,294)
Deferred income tax	8 (b)	164	(55)	108	440
Changes in fair value of investments in equity instruments		1,981	(186)	(430)	158
		1,662	(78)	(644)	(696)
Other comprehensive income (loss) for the period, net of income tax		19,852	17,965	101,904	(97,726)

Total comprehensive income (loss) for the period		120,000	23,948	244,069	(173,738)
Attributable to NEXA’s shareholders		87,852	11,706	176,181	(198,367)
Attributable to non-controlling interests		32,148	12,242	67,888	24,629
Total comprehensive income (loss) for the period		120,000	23,948	244,069	(173,738)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim balance sheet All amounts in thousands of US Dollars, unless otherwise stated

		Unaudited	Audited
		September 30,	December 31,
	Note	2025	2024
Assets
Current assets
Cash and cash equivalents		464,699	620,537
Financial investments		5,628	19,693
Other financial instruments	10 (a)	20,873	5,279
Trade accounts receivables		188,993	140,793
Inventory	11 (a)	410,824	325,196
Recoverable income tax		20,950	7,575
Other assets		80,242	88,195
		1,192,209	1,207,268

Non-current assets
Investments in equity instruments		4,663	5,093
Other financial instruments	10 (a)	18,652	3
Deferred income tax	8 (b)	303,784	236,887
Recoverable income tax		6,658	5,540
Other assets		213,611	135,726
Investments in associates		31,017	29,488
Property, plant and equipment	12 (a)	2,410,470	2,097,508
Intangible assets	13 (a)	887,645	834,687
Right-of-use assets	14 (a)	111,489	85,265
		3,987,989	3,430,197

Total assets		5,180,198	4,637,465

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	15 (a)	110,347	50,883
Lease liabilities	14 (b)	44,320	32,747
Other financial instruments	10 (a)	26,712	8,523
Trade payables		489,099	443,288
Confirming payables		320,690	268,175
Dividends payable		12,679	3,707
Asset retirement, restoration and environmental obligations	16 (a)	53,917	47,561
Provisions		10,914	13,481
Contractual obligations		29,301	31,686
Salaries and payroll charges		72,509	70,234
Tax liabilities		24,989	54,772
Other liabilities		116,739	120,236
		1,312,216	1,145,293

Non-current liabilities
Loans and financings	15 (a)	1,723,283	1,711,750
Lease liabilities	14 (b)	77,373	63,152
Other financial instruments	10 (a)	51,777	28,611
Asset retirement, restoration and environmental obligations	16 (a)	272,757	231,825
Tax liabilities		130,224	96,563
Provisions		40,229	32,151
Deferred income tax	8 (b)	176,356	132,535
Contractual obligations		76,695	69,272
Other liabilities		63,883	66,020
		2,612,577	2,431,879

Total liabilities		3,924,793	3,577,172

Shareholders’ equity
Attributable to NEXA’s shareholders		977,224	813,930
Attributable to non-controlling interests		278,181	246,363
		1,255,405	1,060,293
Total liabilities and shareholders’ equity		5,180,198	4,637,465

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Condensed consolidated interim statement of cash flows Unaudited Periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	2025	2024	2025	2024
Cash flows from operating activities
Income (loss) before tax		138,138	48,743	232,871	(56,676)
Depreciation and amortization	5	81,538	82,281	223,914	233,561
Impairment (reversal) loss of long-lived assets	17	(106,495)	(17,592)	(104,216)	25,399
Share in the results of associates		(5,760)	(5,442)	(15,063)	(16,499)
Interest, foreign exchange and other financial effects		58,698	50,462	133,692	158,596
Gain on sale and write-off of property, plant and equipment	6	998	6,720	683	6,923
Changes in provisions and other assets impairments		7,408	7,509	29,637	32,110
Changes in fair value of loans and financings	15 (c)	(427)	(872)	(1,828)	2,703
Debt modification gain	15 (c)	-	-	-	(3,142)
Loss on bonds repurchase	15 (c)	-	-	1,905	3,348
Changes in fair value of derivative financial instruments	10 (c)	(2,410)	1,350	(7,437)	901
Changes in fair value of energy forward contracts	10 (d)	(4,465)	(3,636)	(7,569)	(11,827)
Changes in fair value of offtake agreement	10 (e)	5,806	3,397	20,125	23,971
Contractual obligations		24,637	21,084	24,637	21,084
Price cap realized in offtake agreement	10 (e)	(1,278)	(939)	(2,780)	(2,470)
Decrease (increase) in assets
Trade accounts receivables		(29,985)	(1,339)	(51,720)	(73,439)
Inventory		(30,923)	(15,825)	(74,038)	(88,893)
Other financial instruments		2,015	1,017	5,370	(2,617)
Other assets		(4,759)	(5,134)	(95,725)	(60,495)
Increase (decrease) in liabilities
Trade payables		24,225	(9,344)	(34,492)	14,176
Confirming payables		75,348	3,056	60,774	(5,331)
Other liabilities		(16,431)	(15,345)	(53,063)	32,445
Cash provided by operating activities		215,878	150,151	285,677	233,828
Interest paid on loans and financings	15 (c)	(23,773)	(26,852)	(93,526)	(83,474)
Interest paid on lease liabilities	14 (b)	(2,536)	(1,507)	(7,154)	(6,012)
Premium paid on bonds repurchase	7	-	-	(15,046)	(1,989)
Income tax paid		(22,098)	(9,875)	(85,816)	(34,750)
Net cash provided by operating activities		167,471	111,917	84,135	107,603
Cash flows from investing activities
Additions of property, plant and equipment	12 (a)	(89,963)	(53,437)	(226,955)	(191,884)
Additions of intangible assets	13 (a)	(609)	(1,488)	(1,606)	(4,920)
Net sales of financial investments		2,606	4,231	24,236	6,142
Effects of transactions with non-controlling interest in Subsidiary	1.1 (c)	-	-	(11)	-
Purchase of non-controlling interest shares	1.1 (g)	(502)	-	(502)	-
Subsidiary acquisition cash effects, net	1.1 (d)	-	-	997	-
Proceeds from the sale of property, plant and equipment		310	419	1,325	531
Dividends received		6,061	6,475	16,160	16,158
Net cash used in investing activities		(82,097)	(43,800)	(186,356)	(173,973)
Cash flows from financing activities
New loans and financings	15 (c)	-	-	540,000	798,147
Debt issue costs	15 (c)	(31)	-	(4,902)	(7,553)
Payments of loans and financings	15 (c)	(7,188)	(6,502)	(525,506)	(634,570)
Payments of lease liabilities	14 (b)	(11,690)	(5,048)	(31,602)	(15,518)
Dividends paid		(15,585)	(6,891)	(28,773)	(11,319)
Payments of share premium	1.1 (b)	-	-	(13,400)	-
Capital contribution of non-controlling interest to subsidiary	1.1 (c)	-	-	1,864	-
Net cash (used in) provided by financing activities		(34,494)	(18,441)	(62,319)	129,187

Foreign exchange effects on cash and cash equivalents		1,511	1,587	8,702	(6,867)

Increase (decrease) in cash and cash equivalents		52,391	51,263	(155,838)	55,950
Cash and cash equivalents at the beginning of the period		412,308	461,946	620,537	457,259
Cash and cash equivalents at the end of the period		464,699	513,209	464,699	513,209
Non-cash investing and financing transactions
Additions to right-of-use assets	14 (a)	(13,914)	(4,917)	(45,164)	(17,004)
Write-offs of property, plant and equipment	12 (a)	1,309	-	2,008	-
Consolidation effect on subsidiary acquisition		-	-	210	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholder’s equity

Unaudited

For the three months ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
June 30, 2024	132,438	1,012,629	1,245,418	(1,136,409)	(266,825)	987,251	254,533	1,241,784
Net (loss) income for the period	-	-	-	(5,152)	-	(5,152)	11,135	5,983
Other comprehensive income for the period	-	-	-	-	16,858	16,858	1,107	17,965
Total comprehensive (loss) income for the period	-	-	-	(5,152)	16,858	11,706	12,242	23,948
September 30, 2024	132,438	1,012,629	1,245,418	(1,141,561)	(249,967)	998,957	266,775	1,265,732

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
June 30, 2025	132,438	999,229	1,245,418	(1,227,053)	(260,168)	889,864	255,745	1,145,609
Net income for the period	-	-	-	69,340	-	69,340	30,808	100,148
Other comprehensive income for the period	-	-	-	-	18,512	18,512	1,340	19,852
Total comprehensive income for the period	-	-	-	69,340	18,512	87,852	32,148	120,000
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(9,702)	(9,702)
Purchase of non-controlling shares - note 1.1 (g)	-	-	-	(492)	-	(492)	(10)	(502)
Total distributions to shareholders	-	-	-	(492)	-	(492)	(9,712)	(10,204)
September 30, 2025	132,438	999,229	1,245,418	(1,158,205)	(241,656)	977,224	278,181	1,255,405

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholder’s equity

Unaudited

For the three months ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
January 1, 2024	132,438	1,012,629	1,245,418	(1,031,325)	(161,836)	1,197,324	254,713	1,452,037
Net (loss) income for the period	-	-	-	(106,529)	-	(106,529)	30,517	(76,012)
Other comprehensive loss for the period	-	-	-	-	(91,838)	(91,838)	(5,888)	(97,726)
Total comprehensive (loss) income for the period	-	-	-	(106,529)	(91,838)	(198,367)	24,629	(173,738)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(12,567)	(12,567)
Total contributions by and distributions to shareholders	-	-	-	-	-	-	(12,567)	(12,567)
September 30, 2024	132,438	1,012,629	1,245,418	(1,137,854)	(253,674)	998,957	266,775	1,265,732

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
January 1, 2025	132,438	1,012,629	1,245,418	(1,240,990)	(335,565)	813,930	246,363	1,060,293
Net income for the period	-	-	-	82,272	-	82,272	59,893	142,165
Other comprehensive income for the period	-	-	-	-	93,909	93,909	7,995	101,904
Total comprehensive income for the period	-	-	-	82,272	93,909	176,181	67,888	244,069
Dividends distribution to non-controlling interests - note 1.1 (b)	-	-	-	-	-	-	(36,908)	(36,908)
Share premium reimbursement to NEXA’s shareholders – USD 0.10 per share - note 1.1 (b)	-	(13,400)	-	-	-	(13,400)	-	(13,400)
Effects of transactions with non-controlling interest in subsidiary - note 1.1 (c)	-	-	-	1,005	-	1,005	(1,016)	(11)
Capital contribution of non-controlling interest to subsidiary – note 1.1 (c)	-	-	-		-	-	1,864	1,864
Purchase of non-controlling shares - note 1.1 (g)				(492)		(492)	(10)	(502)
Total contributions by and distributions to shareholders	-	(13,400)	-	513	-	(12,887)	(36,070)	(48,957)
September 30, 2025	132,438	999,229	1,245,418	(1,158,205)	(241,656)	977,224	278,181	1,255,405

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA” or “Parent Company”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) operate large-scale, mechanized underground and open pit mines, as well as smelters. The Company owns and operates three polymetallic mines in Peru and two polymetallic mines in Brazil. Additionally, the Company owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

1.1 Main events for the nine-month period ended on September 30, 2025

(a)	Other tax claim payments

In January 2025, the Company paid USD 18,300 related to an uncertain income tax position of Nexa Resources Peru S.A.A. (“Nexa Peru”) for the year 2018 (for further details see note 8 (c)) and USD 23,992 related to an uncertain income tax position of Nexa Resources Cajamarquilla (“Nexa CJM”) for the year 2017. Both payments were made to obtain substantial penalty and interest reductions and the likelihood of loss for both proceedings is considered possible. Such payments do not represent a recognition of the tax debt, and the Company will continue with its legal defense before the applicable instances. These payments were recognized as “judicial deposits and other tax claim payments” included in the “long-term other assets”. If the Company’s legal defense prevails, it may recover the payments in cash or compensate them with other tax obligations.

A provision may be recorded against the amounts paid if the likelihood of loss of said proceedings becomes probable.

(b)	Dividends distribution and share premium reimbursement

NEXA

On May 8, 2025, at the annual shareholders' meeting and in accordance with Luxembourg laws, the Company's shareholders approved a cash distribution to shareholders of USD 13,400 as a share premium reimbursement. The cash distribution was paid on June 27, 2025, to shareholders of record as of June 10, 2025.

Nexa Peru

On March 28, 2025, Nexa Peru approved dividends totaling USD 100,000 payable in two equal installments of USD 50,000 each, based on the ownership percentage of each shareholder as of the payment date. Nexa CJM is entitled to receive USD 82,432 for its shares, NEXA USD 179, and the non-controlling interest USD 17,389. The first installment of USD 8,717 was paid on April 30, 2025, and the second of USD 8,103 was paid on September 30, 2025.

During the nine-month period ended September 30, 2025, Nexa Peru also paid USD 329 related to previous periods in dividends to non-controlling interests.

Pollarix

As of September 2025, Pollarix S.A. approved, and paid dividends derived from both prior and current period earnings. For the three-month period ended September 30, 2025, the Company approved interim dividends related to second-quarter earnings totaling USD 12,214 (BRL 66,526), of which USD 2,512 (BRL 13,685) was allocated to Nexa BR and USD 9,702 (BRL 52,841) to non-controlling interests. During the same period, dividends amounting to USD 4,142 (BRL 23,485) were paid.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

For the nine-month period ended September 30, 2025, total dividends approved amounted to USD 24,573 (BRL 137,211), with USD 5,054 (BRL 28,136) allocated to Nexa BR and USD 19,519 (BRL 108,984) to non-controlling interests. As of September 30, 2025, the Company had paid USD 11,624 (BRL 64,237). An additional USD 6,816 (BRL 37,125) is scheduled for payment by October 31, 2025. The remaining dividends approved for 2025 are expected to be paid between December 2025 and January 31, 2026, subject to cash availability.

Enercan

On April 30, 2025, Enercan’s Board of Directors approved an additional dividend distribution to its shareholders related to the 2024 fiscal year, entitling the Company’s subsidiary Pollarix to receive USD 18,107 (BRL 102,653). During 2025, Pollarix received in cash a total amount of USD 16,160 (BRL 89,773), including USD 10,099 (BRL 56,108) related to the June distribution and USD 6,061 (BRL 33,665) related to August, from the outstanding dividend amount.

(c)	Capital increase and effects of transactions with non-controlling interest in the subsidiary Nexa Atacocha

In connection with a capital increase approved in November 2024, Nexa Resources El Porvenir S.A.C. (“Nexa El Porvenir”) and non-controlling shareholders completed the subscription of new shares in Nexa Resources Atacocha S.A.A. (“Nexa Atacocha”) between December 2024 and January 2025.

On January 15, 2025, Nexa El Porvenir paid USD 3,453 and non-controlling shareholders paid USD 1,864 for the subscription of newly issued shares of Nexa Atacocha. Since Nexa El Porvenir subscribed to its portion of the capital increase in December 2024, while non-controlling shareholders completed their subscription in January 2025, its ownership interest in Nexa Atacocha decreased from 86.65% as of December 31, 2024, to 82.11%. Nexa El Porvenir recognized a gain of USD 1,005 from the dilution of its ownership interest, due to Atacocha’ s negative equity, which was recorded in equity attributable to Nexa’s controlling interest, while a loss of USD 1,016 was allocated to the non-controlling shareholders.

(d)	Acquisition of new subsidiary in Peru

In January 2025, the subsidiary Nexa Peru acquired 100% of the equity interest in a new subsidiary, Votorantim CSC S.A.C., a provider of shared administrative, tax, and accounting services, from its majority shareholder Votorantim S.A. The acquisition included a net asset value of USD 949, with a purchase price of USD 924, resulting in a gain of USD 25 recognized in profit or loss. The transaction had a net cash effect of positive USD 997, calculated as the difference between the cash and cash equivalents of the acquired subsidiary and the amount paid at the acquisition date.

(e)	Impact of new United States tariff decisions

On April 2, 2025, the US President issued an Executive Order imposing a 10% tariff on imports from most countries and up to 50% on selected nations, under the International Emergency Economic Powers Act (IEEPA). While these measures may increase global trade volatility and affect market prices, no tariffs had been applied to zinc or copper as of September 30, 2025. The US President launched an investigation into potential tariffs on critical minerals, including zinc and copper, however the US remains heavily dependent on refined zinc imports (77% of consumption), which reduces the likelihood of significant duties on this metal.

On July 9, 2025, a 50% tariff was announced on Brazilian exports to the US, which became effective on August 1, 2025. This measure does not directly affect the Company, as it exports zinc or copper primarily from Peru, which maintained the previously established 10% base tariff and continues to exempt these minerals from additional duties due to their classification as critical minerals.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

During the nine-month period ended on September 30, 2025, and up to the issuance date of these financial statements, the Company has not identified any material impact related to US trade measures or potential import tariffs on zinc or copper, both of which remain under review by the US government. The main observed impact continues to be exchange rate volatility, influenced by US policy announcements and ongoing geopolitical tensions.

(f)	New loans and financings operations

On April 8, 2025, the Company completed a bond offering amounting to USD 500,000 with a term of 12 years, at an interest rate of 6.60% per year. The proceeds were used to repurchase all the outstanding 2027 and part of the 2028 notes through a combination of a tender offer and a make-whole call, which occurred in April 2025 and May 2025, respectively.

On May 13, 2025, the Company entered into an Export Prepayment Loan (“ACC”) for a principal amount of USD 40,000, at an annual cost of 5.35%. The loan matures in 6 months and is repayable in a single installment upon submission of the supporting documentation.

Further information regarding these operations is disclosed in note 15.

(g)	Voluntary Tender Offer for Nexa Atacocha Shares

On July 17, 2025, Nexa El Porvenir, which owned 82.11% of Nexa Atacocha, launched a Voluntary Public Tender Offer (OPA) through the Lima Stock Exchange (BVL), under the supervision of the Peruvian Securities Market Authority (SMV), to acquire up to the remaining 17.89% of Atacocha’s shares held by non-controlling interests. The tender offer remained open until September 3, 2025.

Following the completion of Tender Offer, 0.89% of the shares were acquired for USD 502, resulting in an increase in Nexa El Porvenir’s controlling ownership interest in Nexa Atacocha from 82.11% to 83.00%.

As a result, the non-controlling interest decreased from 17.89% to 17.00. Consequently, a total reduction of USD 502 was recorded in equity, of which USD 492 was recognized in retained earnings attributable to the controlling interest and USD 10 to the non-controlling interest.

2	Information by business segment

Segment performance is assessed based on Adjusted EBITDA, since net financial results, comprising financial income and expenses and other financial items, and income tax are managed at the corporate level and are not allocated to operating segments.

The Company defines Adjusted EBITDA as follows: net income (loss) for the year/period, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividends received from associates; (iii) non-cash events and non-cash gains or losses that do not specifically reflect its operational performance for the specific period, such as gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations; and (iv) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects.

In addition, management may adjust the effect of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect NEXA’s operational performance for the year/period.

11 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

The adjusted EBITDA is derived from internal information prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”) and based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”, as shown in the tables below. These adjustments include reclassifications of certain overhead costs and revenues from “Other income and expenses, net” to “Net Revenues, Cost of sales and/or Selling”, “General and administrative expenses”.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the operating segments to the extent they are included in the measures of performance used by the Chief operating decision maker (CODM).

The presentation of segment results and reconciliation to income before income tax in the consolidated income statement is as follows:

			Three-month period ended
			September 30, 2025
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	371,588	540,768	(169,556)	20,715	763,515
Cost of sales	(236,293)	(522,801)	169,556	(20,017)	(609,555)
Gross profit	135,295	17,967	-	698	153,960

Selling, general and administrative	(17,902)	(18,499)	-	(1,087)	(37,488)
Mineral exploration and project evaluation	(20,059)	(2,023)	-	10	(22,072)
Impairment reversal of long-lived assets	106,495	-	-	-	106,495
Other income and expenses, net	(21,522)	(497)	-	(962)	(22,981)
Operating (loss) income	182,307	(3,052)	-	(1,341)	177,914

Depreciation and amortization	56,282	24,446	-	810	81,538
Miscellaneous adjustments	(74,597)	1,225	-	-	(73,372)
Adjusted EBITDA	163,992	22,619	-	(531)	186,080
Changes in fair value of offtake agreement					(4,528)
Impairment loss of long-lived assets					106,495
Loss on sale and write-off of property, plant and equipment					(998)
Asset retirement obligations remeasurement estimate					(1,348)
Energy forward contracts					4,465
Other restoration obligations					(16)
Dividends received in cash					(6,061)
Remeasurement adjustment of streaming agreement					(24,637)
Miscellaneous adjustments					73,372
Depreciation and amortization					(81,538)
Share in result of associate					5,760
Net financial results					(45,536)
Income before income tax					138,138

12 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

				Three-month period ended
				September 30, 2024
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	324,713	524,367	(153,480)	13,876	709,476
Cost of sales	(247,394)	(474,465)	153,480	(14,517)	(582,896)
Gross profit	77,319	49,902	-	(641)	126,580

Selling, general and administrative	(14,271)	(13,265)	-	(1,952)	(29,488)
Mineral exploration and project evaluation	(13,626)	(2,992)	-	554	(16,064)
Impairment reversal of long-lived assets	17,592	-	-	-	17,592
Other income and expenses, net	(15,751)	56		1,836	(13,859)
Operating (loss) income	51,263	33,701	-	(203)	84,761

Depreciation and amortization	63,079	18,892	-	310	82,281
Miscellaneous adjustments	13,793	2,076	-	-	15,869
Adjusted EBITDA	128,135	54,669	-	107	182,911
Changes in fair value of offtake agreement					(2,458)
Impairment reversal of long-lived assets					17,592
Loss on sale of property, plant and equipment					(6,720)
Asset retirement obligations remeasurement estimate					(5,111)
Remeasurement adjustment of streaming agreement					(21,084)
Energy forward contracts					3,636
Other restoration obligations					38
Divestment and restructuring					4,713
Dividends received in cash					(6,475)
Miscellaneous adjustments					(15,869)
Depreciation and amortization					(82,281)
Share in result of associate					5,442
Net financial results					(41,460)
Income before income tax					48,743

			Nine-month period ended
			September 30, 2025
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,038,146	1,483,823	(463,009)	40,092	2,099,052
Cost of sales	(682,560)	(1,424,019)	463,009	(42,421)	(1,685,991)
Gross profit	355,586	59,804	-	(2,329)	413,061

Selling, general and administrative	(51,915)	(52,346)	-	(995)	(105,256)
Mineral exploration and project evaluation	(51,511)	(3,596)	-	(28)	(55,135)
Impairment reversal of long-lived assets	104,216	-	-	-	104,216
Other income and expenses, net	(60,994)	(2,791)	-	(1,296)	(65,081)
Operating income	295,382	1,071	-	(4,648)	291,805

Depreciation and amortization	147,689	71,433	-	4,792	223,914
Miscellaneous adjustments	(50,556)	6,748	-	-	(43,808)
Adjusted EBITDA	392,515	79,252	-	144	471,911
Changes in fair value of offtake agreement - note 10 (e) / (i)					(17,345)
Impairment loss of long-lived assets - note 17					104,216
Loss on sale of property, plant and equipment					(683)
Asset retirement obligations remeasurement estimate - note 16 (a)					(9,032)
Energy forward contracts - note 10 (d) / (ii)					7,569
Other restoration obligations					(120)
Dividends received in cash – note 1.1 (b)					(16,160)
Remeasurement adjustment of streaming agreement					(24,637)
Miscellaneous adjustments					43,808
Depreciation and amortization					(223,914)
Share in result of associate					15,063
Net financial results					(73,997)
Income before income tax					232,871

13 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

				Nine-month period ended
					September 30, 2024
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	995,991	1,450,370	(446,870)	26,072	2,025,563
Cost of sales	(755,261)	(1,296,924)	446,870	(25,475)	(1,630,790)
Gross profit	240,730	153,446	-	597	394,773

Selling, general and administrative	(47,377)	(42,831)	-	(2,980)	(93,188)
Mineral exploration and project evaluation	(41,452)	(5,929)	-	608	(46,773)
Impairment loss of long-lived assets	(25,399)	-	-	-	(25,399)
Other income and expenses, net	(82,915)	6,599	-	1,586	(74,730)
Operating (loss) income	43,587	111,285	-	(189)	154,683

Depreciation and amortization	173,820	58,372	-	1,369	233,561
Miscellaneous adjustments	124,878	4,303	-	-	129,181
Adjusted EBITDA	342,285	173,960	-	1,180	517,425
Change in fair value of offtake agreement					(21,501)
Impairment loss of long-lived assets					(25,399)
Impairment of other assets					(307)
Aripuanã ramp-up impacts					(25,158)
Loss on sale of property, plant and equipment					(6,923)
Asset retirement obligations remeasurement estimate					(22,488)
Remeasurement adjustment of streaming agreement					(21,084)
Energy forward contracts					11,827
Other restoration obligations					(1,089)
Divestment and restructuring					(901)
Dividends received in cash					(16,158)
Miscellaneous adjustments					(129,181)
Depreciation and amortization					(233,561)
Share in result of associate					16,499
Net financial results					(227,858)
Loss before income tax					(56,676)

(i) This amount corresponds to the change in the fair value of the offtake agreement disclosed in note 10 (e), which is being measured at Fair value through profit or loss (“FVTPL”). As this change in fair value represents a non-cash item, it has been excluded from the Company’s Adjusted EBITDA calculation.

(ii) This amount corresponds to the change in fair value and any adjustment of the energy surplus arising from electric energy purchase contracts of NEXA’s subsidiary, Pollarix and Nexa Energy Comercializadora de Energia Ltda, as disclosed in note 10 (d). This change in fair value is a non-cash item and has been excluded from the Company’s Adjusted EBITDA calculation.

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three and nine-month periods ended on September 30, 2025, have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with the ® IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”).

The Company made a voluntary election to present, as supplementary information, the condensed consolidated interim statement of cash flows for the three and nine-month periods ended on September 30, 2025, and 2024. The Company is also presenting a condensed consolidated interim statement of changes in shareholders’ equity for the three and nine-month periods ended on September 30, 2025, and 2024 in accordance with SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification.

These condensed consolidated interim financial statements do not include all disclosures required by the IFRS Accounting Standards for annual consolidated financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended on December 31, 2024, prepared in accordance with the IFRS Accounting Standards as issued by the IASB.

14 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2024.

The Company has not early adopted any new standards, interpretations or amendments that have been issued but are not yet effective.

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses for the end period. Such estimates and assumptions mainly affect the carrying amounts of the Company’s goodwill, contractual obligations, non-current assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. These critical accounting estimates and assumptions represent approximations that are uncertain and changes in those estimates and assumptions could materially impact on the Company’s condensed consolidated interim financial statements.

The critical judgments, estimates and assumptions in the application of accounting principles during the three and nine-month period ended on September 30, 2025, are the same as those disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2024.

These condensed consolidated interim financial statements for the three and nine-month periods ended on September 30, 2025, were approved on October 30, 2025, to be issued in accordance with a resolution of the Board of Directors.

4	Net revenues
	Three-month period ended		Nine-month period ended
	2025	2024	2025	2024
Gross billing (i)	839,878	773,757	2,300,453	2,211,610
Billing from products	814,893	749,380	2,231,558	2,136,935
Billing from freight, contracting insurance services and others	24,985	24,377	68,895	74,675
Taxes on sales	(75,692)	(62,916)	(199,930)	(183,638)
Return of products sales	(671)	(1,365)	(1,471)	(2,409)
Net revenues	763,515	709,476	2,099,052	2,025,563

(i) Gross billing increased in the three-month period ended on September 30, 2025, compared to the same period in 2024 mainly due to higher metal prices and increased sales volume. The increase in the nine-month period ended September 30, 2025, was mainly due to higher zinc and copper metal prices, offset by lower sales volume mainly in mining segment.

Additionally, in September 2025, Nexa recognized a reduction of USD 24,637 (September 30, 2024: USD 21,084) as an annual remeasurement adjustment to its silver stream revenue previously recognized, considering the higher long-term prices and the updated mining plan for its Cerro Lindo Mining Unit. According to the Company’s silver streaming accounting policy, prices fluctuations and changes in the life of mine (“LOM) resulting from updates to mining plans are variable considerations. Therefore, revenue recognized under the streaming agreement should be adjusted to reflect these updated variables.

15 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

5	Expenses by nature
			Three-month period ended
			September 30, 2025
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(341,278)	-	-	(341,278)
Third-party services	(123,158)	(15,082)	(16,711)	(154,951)
Depreciation and amortization	(79,495)	(1,795)	(248)	(81,538)
Employee benefit expenses	(56,892)	(17,502)	(3,808)	(78,202)
Other expenses	(8,732)	(3,109)	(1,305)	(13,146)
	(609,555)	(37,488)	(22,072)	(669,115)

			Three-month period ended
			September 30, 2024
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(325,336)	-	-	(325,336)
Third-party services	(121,127)	(10,787)	(13,507)	(145,421)
Depreciation and amortization	(81,187)	(857)	(237)	(82,281)
Employee benefit expenses	(47,664)	(14,170)	(1,950)	(63,784)
Other expenses	(7,582)	(3,674)	(370)	(11,626)
	(582,896)	(29,488)	(16,064)	(628,448)

			Nine-month period ended
			September 30, 2025
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(940,787)	-	-	(940,787)
Third-party services	(348,892)	(40,563)	(39,701)	(429,156)
Depreciation and amortization	(220,342)	(2,893)	(679)	(223,914)
Employee benefit expenses	(154,419)	(49,088)	(9,539)	(213,046)
Other expenses	(21,551)	(12,712)	(5,216)	(39,479)
	(1,685,991)	(105,256)	(55,135)	(1,846,382)

			Nine-month period ended
			September 30, 2024
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(858,306)	-	-	(858,306)
Third-party services	(367,970)	(31,869)	(33,806)	(433,645)
Depreciation and amortization	(230,366)	(2,674)	(521)	(233,561)
Employee benefit expenses	(153,235)	(46,040)	(7,170)	(206,445)
Other expenses	(20,913)	(12,605)	(5,276)	(38,794)
	(1,630,790)	(93,188)	(46,773)	(1,770,751)

(i) In the nine-month period ended on September 30, 2025, the Company recognized USD 2,888 in cost of sales related to idle capacity in Juiz de Fora, resulting from the temporary shutdown of the emissions control system, and USD 1,403 in El Porvenir S.A.C. due to a temporary reduction in mining capacity caused by restricted access to ore zones. Additionally, as of September 30, 2024, Nexa had recognized idle capacity costs totaling USD 34,591(including USD 9,092 in depreciation) and USD 3,661 in El Porvenir.

(ii) The increase in raw materials and consumables for the three-and nine-month periods ended September 30, 2025, was mainly driven by higher zinc and copper concentrate prices purchased from third parties for use in the Company’s smelting operations. This impact was partially offset by lower sales volumes when compared with the same period in 2024.

16 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

6	Other income and expenses, net
	Three-month period ended		Nine-month period ended
	2025	2024	2025	2024
Changes in fair value of energy forward contracts - note 10 (d)	4,465	3,636	7,569	11,827
Changes in fair value of derivative financial instruments - note 10 (c)	16	355	(5)	1,090
Loss on sale and write-off of property, plant and equipment	(998)	(6,720)	(683)	(6,923)
Changes in asset retirement, restoration and environmental obligations – note 16 (a) (ii)	(997)	(5,452)	(9,052)	(23,840)
Contribution to communities	(2,716)	(3,786)	(8,194)	(9,499)
Slow moving and obsolete inventory	(4,757)	(4,098)	(10,072)	(11,220)
Provision for legal claims	(5,982)	3,022	(12,023)	(1,706)
Changes in fair value of offtake agreement - note 10 (e)	(5,806)	(3,397)	(20,125)	(23,971)
Divestment and restructuring	-	4,713	-	(901)
Penalties and fines on income tax	(3,958)	-	(6,805)	-
Others	(2,248)	(2,132)	(5,691)	(9,587)
	(22,981)	(13,859)	(65,081)	(74,730)

7	Net financial results

	Three-month period ended		Nine-month period ended
	2025	2024	2025	2024
Financial income
Interest income on financial investments and cash equivalents	2,705	3,604	8,489	8,709
Monetary adjustments	3,327	1,845	10,364	6,616
Interest on tax credits	511	94	897	275
Other financial income	628	663	1,782	2,394
	7,171	6,206	21,532	17,994

Financial expenses
Interest in loans and financings	(33,527)	(34,023)	(100,500)	(96,909)
Interest on asset retirement and environmental obligations - note 16 (a)	(7,371)	(6,849)	(20,347)	(20,458)
Interest on other liabilities	(21,367)	(2,031)	(29,285)	(8,853)
Interest on factoring operations and confirming payables	(5,064)	(4,039)	(12,414)	(11,582)
Interest on lease liabilities - note 14 (b)	(2,550)	(2,337)	(7,309)	(6,541)
Interest on contractual obligations	(4,268)	(3,624)	(5,890)	(5,513)
Bond repurchase premium - note 15 (b)	-	-	(15,046)	(1,989)
Transaction costs related to bond repurchase and early redemption	-	-	(2,814)	(5,080)
Other financial expenses	(4,348)	(6,968)	(13,745)	(17,538)
	(78,495)	(59,871)	(207,350)	(174,463)

Other financial items, net
Changes in fair value of derivative financial instruments – note 10 (c)	5,584	(51)	13,136	1,274
Debt modification gain	-	-	-	3,142
Changes in fair value of loans and financings – note 15 (c)	427	872	1,828	(2,703)
Foreign exchange (losses) gains (i)	19,777	11,384	96,857	(73,102)
	25,788	12,205	111,821	(71,389)

Net financial results	(45,536)	(41,460)	(73,997)	(227,858)

(i) The amounts for the nine-month period ended September 30, 2025 are mainly related to exchange-rate variations on USD- denominated accounts receivable and payable between Nexa BR with NEXA, as well as on intercompany loans between Nexa BR and its related parties, for which the exchange variation is not eliminated in consolidation, and on foreign-currency denominated loans. These transactions were affected by the volatility of the Brazilian Real (“BRL”), which strengthened against the USD in 2025, after depreciating in 2024.

17 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

8	Current and deferred income tax
(a)	Reconciliation of income tax (expense) benefit

	Three-month period ended		Nine-month period ended
	2025	2024	2025	2024
Income (loss) before income tax	138,138	48,743	232,871	(56,676)
Luxembourg statutory income tax rate (i)	23.87%	24.94%	23.87%	24.94%

Expected income tax benefit (expense) at statutory rate	(32,974)	(12,157)	(55,586)	14,135
Tax effects of translation of non-monetary assets/liabilities to functional currency	10,851	14,553	28,300	6,838
Special mining levy and special mining tax	(7,989)	(4,378)	(13,088)	(6,702)
Difference in tax rate of subsidiaries outside Luxembourg	(8,081)	(1,610)	(19,403)	8,893
Unrecognized deferred tax on net operating losses	(13,975)	(10,627)	(37,883)	(25,721)
Uncertain income tax treatment	(5,312)	(627)	(2,107)	(5,313)
Estimated annual income tax effective rate effect	14,150	(24,710)	7,791	(11,889)
Other permanent tax differences	5,340	(3,204)	1,270	423
Income tax (expense) benefit	(37,990)	(42,760)	(90,706)	(19,336)

Current	(35,648)	(20,778)	(80,534)	(59,474)
Deferred	(2,342)	(21,982)	(10,172)	40,138
Income tax (expense) benefit	(37,990)	(42,760)	(90,706)	(19,336)

(i) On December 11, 2024, the Luxembourg Parliament approved a reduction in the aggregate corporate income tax rate from 24.94% to 23.87%, effective January 1, 2025. As NEXA’s standalone net operating losses do not meet the recognition criteria, no deferred tax assets were recognized. Therefore, the tax rate reduction has no impact on the consolidated interim income statement.

(b)	Effects of deferred tax on income statements and other comprehensive income
	September 30,	September 30,
	2025	2024
Balance at the beginning of the period	104,352	68,667
Effect on income (loss) for the period	(10,172)	40,138
Effect on other comprehensive income – fair value adjustment	108	440
Effect on other comprehensive loss – hedge accounting	(825)	(940)
Effect of included company in consolidation	1,997	-
Effect on other comprehensive income (loss) – translation effect included in cumulative translation adjustment	31,961	(23,578)
Others	7	(5,383)
Balance at the end of period	127,428	79,344
(c)	Summary of uncertain tax position on income tax

As of September 30, 2025, the main legal proceedings are related to: (i) the interpretation of the application of the Cerro Lindo's tax stability agreement; (ii) transfer pricing litigation involving related party transactions; and (iii) the deductibility of certain costs and expenses.

The estimated contingent liabilities as of September 30, 2025, totaled USD 374,314, representing a decrease from the USD 430,567 reported as of December 31, 2024, primarily due to final resolutions issued by the Tax Court during the third quarter of 2025 regarding the 2014 and 2015 tax stability and other expenses discussions related to Cerro Lindo.

In these rulings, the Tax Court upheld SUNAT’s restrictive interpretation that the tax stabilization agreement and the reduction in the income tax rate had only been applied if Nexa had income generated from the production of up to 5,000 tons per day. As the Company’s production capacity had expanded over time, SUNAT interpreted that the tax stability agreement did not apply entirely to any production of the years 2014 and 2015. The Company will continue to litigate through the Peruvian Judiciary levels and, according to local regulations, in order to appeal, the Company is required to pay the full disputed amount once the debt becomes enforceable, currently expected in the first quarter of 2026. The full amount of the 2014 and 2015 years proceedings may be paid in up to 72 monthly installments with accrued interest.

18 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

The Tax Court has not yet issued final resolutions for the proceedings related to years 2016 and 2017. As previously disclosed, in the fourth quarter of 2024, SUNAT completed its audit of the 2018 tax period, recognizing that part of the income was stabilized. In January 2025, NEXA paid USD 18,300 to obtain a 60% reduction in penalties and interests. However, these payments do not constitute an acknowledgment of liability, and the Company will continue its legal defense though the applicable instances.

SUNAT is currently auditing the 2019 tax year, while audits for 2020 and 2021 audits remain pending. The tax stability agreement expired in 2021.

(d)	Pillar 2 – analysis on estimated effects

NEXA is within the scope of the OECD Pillar Two model rules, which establish a new global minimum tax framework of 15% minimum tax. Pillar Two legislation was enacted in Luxembourg and in Brazil and is already in effect for financial year beginning January 1, 2024, and January 1, 2025, respectively. However, no such legislation has been enacted in Peru.

The Company performed an assessment of the group’s potential exposure to Pillar Two income taxes, by running initial testing under the OECD transitional safe harbor rules based on the most recent information available on tax filings, country-by-country reporting and financial statements for the constituent entities in the group. Based on the assessment performed, the jurisdictions where the Company operate qualify for at least one of the transitional safe harbor rules and management is not currently aware of any circumstances under which this might change. Therefore, the Company does not expect potential exposure to Pillar Two top-up tax

9	Financial instruments
(a)	Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

				September 30,
					2025
	Note	Amortized cost	Fair value through Profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents		464,699	-	-	464,699
Financial investments		5,628	-	-	5,628
Other financial instruments	10 (a)	-	39,525	-	39,525
Trade accounts receivables		43,500	145,493	-	188,993
Investments in equity instruments		-	-	4,663	4,663
Related parties (i)		4,213	-	-	4,213
		518,040	185,018	4,663	707,721
Liabilities per balance sheet
Loans and financings	15 (a)	1,741,819	91,811	-	1,833,630
Lease liabilities	14 (b)	121,693	-	-	121,693
Other financial instruments	10 (a)	-	78,489	-	78,489
Trade payables		489,099	-	-	489,099
Confirming payables		320,690	-	-	320,690
Dividends payable		12,679	-	-	12,679
Use of public assets (ii)		19,825	-	-	19,825
Related parties (ii)		5,532	-	-	5,532
		2,711,337	170,300	-	2,881,637

19 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

					December 31,
					2024
	Note	Amortized cost	Fair value through Profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents		620,537	-	-	620,537
Financial investments		19,693	-	-	19,693
Other financial instruments	10 (a)	-	5,282	-	5,282
Trade accounts receivables		39,008	101,785	-	140,793
Investments in equity instruments		-	-	5,093	5,093
Related parties (i)		1,546	-	-	1,546
		680,784	107,067	5,093	792,944
Liabilities per balance sheet
Loans and financings	15 (a)	1,670,313	92,320	-	1,762,633
Lease liabilities	14 (b)	95,899	-	-	95,899
Other financial instruments	10 (a)	-	37,134	-	37,134
Trade payables		443,288	-	-	443,288
Confirming payables		268,175	-	-	268,175
Dividends payable		3,707	-	-	3,707
Use of public assets (ii)		18,047	-	-	18,047
Related parties (ii)		4,204	-	-	4,204
		2,503,633	129,454	-	2,633,087

Bookmark

(i) Classified as “Other assets” in the consolidated balance sheet.

(ii) Classified as “Other liabilities” in the consolidated balance sheet.

(b)	Fair value by hierarchy
Bookmark				September 30,
				2025
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	10 (a)	-	39,525	39,525
Trade accounts receivables		-	145,493	145,493
Investments in equity instruments (i)		4,663	-	4,663
		4,663	185,018	189,681
Liabilities
Loans and financings designated at fair value (ii)		-	91,811	91,811
Other financial instruments	10 (a)	-	78,489	78,489
		-	170,300	170,300

				December 31,
				2024
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	10 (a)	-	5,282	5,282
Trade accounts receivables		-	101,785	101,785
Investments in equity instruments (i)		5,093	-	5,093
		5,093	107,067	112,160
Liabilities
Loans and financings designated at fair value (ii)		-	92,320	92,320
Other financial instruments	10 (a)	-	37,134	37,134
		-	129,454	129,454

(i) To determine the fair value of the investments in equity instruments, the Company uses the shares’ quotation as of the last day of the reporting period.

(ii) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.

20 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

10	Other financial instruments
(a)	Composition
				September 30,
				2025
	Derivatives financial instruments - table d (i)	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	Total
Current assets	20,685	-	188	20,873
Non-current assets	17,913	-	739	18,652
	38,598	-	927	39,525

Current liabilities	(12,809)	(14,348)	445	(26,712)
Non-current liabilities	(19,924)	(22,663)	(9,190)	(51,777)
	(32,733)	(37,011)	(8,745)	(78,489)
Other financial instruments, net	5,865	(37,011)	(7,818)	(38,964)

				December 31,
				2024
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	Total
Current assets	5,279	-	-	5,279
Non-current assets	3	-	-	3
	5,282	-	-	5,282

Current liabilities	(3,600)	(2,352)	(2,571)	(8,523)
Non-current liabilities	(198)	(17,314)	(11,099)	(28,611)
	(3,798)	(19,666)	(13,670)	(37,134)
Other financial instruments, net	1,484	(19,666)	(13,670)	(31,852)

(b)	Derivative financial instruments: Fair value by strategy

		September 30,		December 31,
			2025		2024
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	259,636	(2,862)	232,717	1,449
			(2,862)		1,449
Sales of zinc at a fixed price
Zinc forward	ton	3,994	1,114	2,584	203
			1,114		203
Interest rate risk
IPCA vs. CDI	BRL	100,000	(572)	100,000	(168)
CDI vs. USD (i)	BRL	650,000	8,185	-	-
			7,613		(168)

			5,865		1,484

(i) On March 28, 2025, NEXA executed a cross-currency swap with a notional amount of USD 112,652 (BRL 650,000 at the transaction date) to hedge the BRL exposure related to Nexa BR debentures issued on April 2, 2024, in the same BRL amount. The swap mirrors the interest and principal payment terms of the debentures, which mature on March 28, 2030, with semi-annual payments. Under the agreement, NEXA pays 6.209% on the USD notional receives CDI + 1.50% p.a. floating on the BRL notional. This instrument is recognized at fair value through profit or loss (FVTPL) under net financial results. Since inception, the Company has recorded increased impacts from changes in BRL exposure on related assets and liabilities, compared to December 2024, as presented in Table A above.

21 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(c)	Derivative financial instruments: Changes in fair value – At the end of nine-month period

Strategy	Cost of sales	Net revenues	Other income and expenses, net - note 6	Net financial results - note 7	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	(6,599)	76	(5)	-	1,775	551
Sales of zinc at a fixed price	-	829	-	-	-	35
Interest rate risk – IPCA vs. CDI	-	-	-	(496)	-	152
Interest rate risk – CDI vs. USD	-	-	-	13,632	-	(6,108)
September 30, 2025	(6,599)	905	(5)	13,136	1,775	(5,370)

Strategy	Cost of sales	Net revenues	Other income and expenses, net - note 6	Net financial results - note 7	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	(30,219)	23,145	1,090	-	1,453	(6,600)
Sales of zinc at a fixed price	-	3,809	-	-	-	2,795
Interest rate risk – IPCA vs. CDI	-	-	-	7	-	(79)
Interest rate risk – CDI vs. EUR	-	-	-	1,267	-	1,267
September 30, 2024	(30,219)	26,954	1,090	1,274	1,453	(2,617)

(d)	Energy forward contracts
			Notional	Notional
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Balance at the beginning of the period	(13,670)	(16,064)	747,498	(16,064)
Changes in fair value	7,569	11,827	-	-
Foreign exchanges effects	(1,717)	1,295	-	-
Energy forward contracts (Megawatts)	-	-	709,455	519,807
Balance at the end of period	(7,818)	(2,942)	1,456,953	503,743

Bookmark

(e)	Offtake agreement measured at FVTPL: Changes in fair value

bookmark

			Notional	Notional
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
Balance at the beginning of the period	(19,666)	(19,565)	22,288	27,562
Changes in fair value	(20,125)	(23,971)	-	-
Deliveries of copper concentrates (i)	-	-	(2,668)	(4,067)
Price cap realized (ii)	2,780	2,470	-	-
Balance at the end of period	(37,011)	(41,066)	19,620	23,495

(i) Since June 2023, the Company is delivering copper concentrates under an offtake agreement with an offtaker signed in January 2022 (amended in July 2023) to sell 100% of the copper concentrate produced by Aripuanã for 5 years or until NEXA fulfills the delivery of the specified agreed volume. The Company estimates that the full committed copper volumes will be delivered until the end of 2028. The transaction price agreed with the offtaker is below current market prices due to a price cap established in this agreement.

(ii) During 2025, copper prices exceeded the price cap, leading to a reduction in the financial instrument liability associated with these sales transactions. Revenue was recognized based on the fair value of the instruments. However, in the same way, this reduction was offset by an increase in the estimate of fair value for future deliveries, due to a higher forward copper price in the long term.

22 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

11	Inventory
(a)	Composition

bookmark

	September 30,	December 31,
	2025	2024
Finished products	123,288	126,916
Semi-finished products (i)	142,434	94,980
Raw materials (ii)	64,881	37,857
Auxiliary materials and consumables (iii)	133,025	105,160
Inventory provisions (iv)	(52,804)	(39,717)
	410,824	325,196

(i) Semi-finished products increased during the nine-month period ended September 30, 2025, compared to 2024, mainly due to higher volumes of zinc cathodes and manganese dioxide products in Brazil, and an additional increase in Cajamarquilla driven by higher calcine stock.

(ii) Raw materials rose in the same period, primarily due to higher volumes of zinc concentrates in transit to Brazil, intended to supply the Company's smelting segment.

(iii) Auxiliary materials and consumables increased, mainly due to higher inventories of maintenance and operating materials in Brazil and Peru, driven by scheduled maintenance activities, advance purchases of imported consumables, and higher prices of strategic materials.

(iv) Inventory provisions increased compared to 2024, mainly due to obsolescence provisions for maintenance materials in Brazil.

23 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

12	Property, plant and equipment
(a)	Changes in the nine months ended on September 30

							September 30,	September 30,
							2025	2024
	Lands, dams and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects	Others	Total	Total
Balance at the beginning of the period	898,162	707,792	313,712	94,345	59,552	23,945	2,097,508	2,438,614
Cost	1,673,095	2,515,318	381,216	204,903	208,627	34,978	5,018,137	5,599,536
Accumulated depreciation and impairment	(774,933)	(1,807,526)	(67,504)	(110,558)	(149,075)	(11,033)	(2,920,629)	(3,160,922)
Balance at the beginning of the period	898,162	707,792	313,712	94,345	59,552	23,945	2,097,508	2,438,614
Additions	-	54	226,898	5,390	-	3	232,345	192,726
Disposals and write-offs	-	(1,832)	(176)	-	-	-	(2,008)	(7,112)
Depreciation	(48,990)	(81,347)	-	(6,504)	(752)	(533)	(138,126)	(164,473)
Impairment reversal (loss) of long-lived assets - note 17	2,768	136	(943)	11,691	2,603	6	16,261	(34,933)
Classified as assets held for sale	-	-	-	-	-	-	-	(13,453)
Foreign exchange effects	98,914	77,639	17,219	13,761	750	2,422	210,705	(181,983)
Remeasurement	-	-	-	(2,817)	-	-	(2,817)	(2,480)
Effect of new subsidiary acquisition	571	55	-	-	-	228	854	-
Transfers	77,032	45,128	(116,337)	-	(10,077)	2	(4,252)	(867)
Balance at the end of period	1,028,457	747,625	440,373	115,866	52,076	26,073	2,410,470	2,226,039
Cost	1,890,012	2,652,247	511,031	225,377	121,640	38,778	5,439,085	5,370,025
Accumulated depreciation and impairment	(861,555)	(1,904,622)	(70,658)	(109,511)	(69,564)	(12,705)	(3,028,615)	(3,143,986)
Balance at the end of period	1,028,457	747,625	440,373	115,866	52,076	26,073	2,410,470	2,226,039

Average annual depreciation rates %	10	12	-	UoP	UoP	9

24 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

13	Intangible assets
(a)	Changes in the nine months ended on September 30
				September 30,	September 30,
				2025	2024
	Goodwill	Rights to use natural resources	Others	Total	Total
Balance at the beginning of the period	305,397	507,491	21,799	834,687	909,279
Cost	316,087	1,810,609	49,896	2,176,592	2,543,799
Accumulated amortization and impairment	(10,690)	(1,303,118)	(28,097)	(1,341,905)	(1,634,520)
Balance at the beginning of the period	305,397	507,491	21,799	834,687	909,279
Additions	-	-	1,606	1,606	4,920
Disposals and write-offs	-	-	-	-	(342)
Amortization	-	(51,360)	(2,749)	(54,109)	(52,019)
Impairment reversal of long-lived assets	-	87,929	26	87,955	9,534
Foreign exchange effects	1,064	8,914	3,269	13,247	(10,835)
Effect of new subsidiary acquisition	-	-	7	7	-
Transfers	-	4,186	66	4,252	867
Balance at the end of period	306,461	557,160	24,024	887,645	861,404
Cost	318,907	1,851,913	52,544	2,223,364	2,222,893
Accumulated amortization and impairment	(12,446)	(1,294,753)	(28,520)	(1,335,719)	(1,361,489)
Balance at the end of period	306,461	557,160	24,024	887,645	861,404

Average annual depreciation rates %	-	UoP	4

14	Right-of-use assets and lease liabilities
(a)	Right-of-use assets – Changes in the nine months ended on September 30

				September 30,		September 30,
					2025	2024
	Lands and Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
Balance at the beginning of the period	21,505	58,559	346	4,855	85,265	74,818
Cost	24,592	119,566	910	12,640	157,708	111,562
Accumulated amortization	(3,087)	(61,007)	(564)	(7,785)	(72,443)	(36,744)
Balance at the beginning of the period	21,505	58,559	346	4,855	85,265	74,818
New contracts	66	39,153	766	5,179	45,164	17,004
Disposals and write-offs	-	-	-	-	-	(2,602)
Renegotiation of contracts	(132)	-	-	-	(132)	-
Amortization	(615)	(27,420)	(189)	(3,455)	(31,679)	(17,069)
Remeasurement	(557)	1,103	180	3,391	4,117	144
Foreign exchange effects	(1,305)	6,095	76	794	5,660	(7,248)
Effect of new subsidiary acquisition	3,094	-	-	-	3,094	-
Balance at the end of period	22,056	77,490	1,179	10,764	111,489	65,047
Cost	33,395	153,584	1,507	15,151	203,637	112,741
Accumulated amortization	(11,339)	(76,094)	(328)	(4,387)	(92,148)	(47,694)
Balance at the end of period	22,056	77,490	1,179	10,764	111,489	65,047

Average annual amortization rates %	31	34	33	33

25 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Lease liabilities – Changes in the nine months ended on September 30

	September 30,	September 30,
	2025	2024
Balance at the beginning of the period	95,899	77,405
New contracts	45,164	17,004
Disposals and write-offs	-	(2,650)
Payments of lease liabilities	(31,602)	(15,518)
Interest paid on lease liabilities	(7,154)	(6,012)
Remeasurement	4,117	144
Accrued interest - note 7	7,309	6,541
Foreign exchange effects	4,215	(5,889)
Effect of new subsidiary acquisition	3,745	-
Balance at the end of the period	121,693	71,025
Current liabilities	44,320	25,983
Non-current liabilities	77,373	45,042

bookmark

15	Loans and financings
(a)	Composition

					Total		Fair value
				September 30, 2025	December 31,2024	September 30, 2025	December 31,2024
Type	Average interest rate	Current	Non-current	Total	Total	Total	Total
Eurobonds – USD	Pre-USD 6.67%	35,316	1,202,319	1,237,635	1,231,129	1,400,577	1,247,522
BNDES	TJLP + 2.82% SELIC + 3.10% TLP - IPCA + 5.88%	30,519	157,016	187,535	177,397	172,170	156,565
Export credit notes	SOFR TERM + 2.50% SOFR + 2.40%	670	181,332	182,002	184,135	182,000	184,737
Debentures	CDI+ 1.50%	(117)	121,542	121,425	107,310	121,633	105,012
Advance in export foreign exchange contract	Pre-USD 5.35%	40,826	-	40,826	-	40,584	-
Other		3,133	61,074	64,207	62,662	61,677	58,779
		110,347	1,723,283	1,833,630	1,762,633	1,978,641	1,752,615
Current portion of long-term loans and financings (principal)		70,308
Interest in loans and financings		40,039

(b)	Loans and financing transactions during the nine-month period ended September 30, 2025

On April 8, 2025, the Company completed a bond offering of USD 500,000 for a term of 12 years at an interest rate of 6.60% per year. The proceeds were used to fully repurchase the 2027 Senior Notes and partially repurchase the 2028 Senior Notes through a combination of a tender offer and a make-whole call, executed on April 8 and May 23, 2025, respectively. The Company repurchased USD 215,496 (100%) of the 2027 Notes and USD 289,483 (72.3%) of the 2028 Notes.

The total disbursement for these transactions amounted to USD 527,911, comprising USD 504,979 of principal, USD 6,977 in accrued interest, USD 15,046 in premium, USD 909 in agent fees and other related costs, and USD 1,905 in loss on bond repurchase related to the write-down of debt issuance costs, resulting in a total loss of USD 17,860 recognized in profit or loss for the period. The redemption price was determined based on the greater of par value or the present value of future cash flows, discounted at the US Treasury rate plus 50 basis points, plus accrued interest. Following the transactions, the remaining outstanding principal of the 2028 Notes was USD 111,018.

On May 13, 2025, to strengthen its short-term liquidity position, the Company entered an ACC with a top-tier financial institution for a principal amount of USD 40,000 (BRL 223,700), at an annual interest rate of 5.35%. The loan has a six-month maturity and will be settled in a single installment upon submission of export documentation as defined in the debt agreement.

26 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(c)	Changes in the nine months ended on September 30

bookmark

	September 30,	September 30,
	2025	2024
Balance at the beginning of the period	1,762,633	1,725,566
New loans and financings	540,000	798,147
Debt issue costs	(4,902)	(7,553)
Interest accrual	103,517	99,396
Changes in fair value of financing liabilities related to changes in the Company's own credit risk	322	1,294
Changes in fair value of loans and financings - note 7	(1,828)	2,703
Debt modification gain - note 7	-	(3,142)
Loss on bonds repurchase	1,905	3,348
Payments of loans and financings	(525,506)	(634,570)
Foreign exchange effects	51,015	(38,371)
Interest paid on loans and financings	(93,526)	(83,474)
Balance at the end of period	1,833,630	1,863,344

(d)	Maturity profile
							September 30,
							2025
	2025	2026	2027	2028	2029	As from 2030	Total
Eurobonds – USD (i)	34,721	312	(1,132)	110,050	(953)	1,094,637	1,237,635
BNDES	7,122	28,261	19,460	19,460	14,136	99,096	187,535
Export credit notes	551	2	89,526	(477)	92,400	-	182,002
Debentures (i)	(48)	(117)	(192)	(192)	(192)	122,166	121,425
Advance on export foreign exchange contract	40,826	-	-	-	-	-	40,826
Other	1,552	2,110	2,110	52,110	2,110	4,215	64,207
	84,724	30,568	109,772	180,951	107,501	1,320,114	1,833,630

(i) The negative balances refer to related funding costs (fee) amortization.

(e)	Guarantees and covenants

The Company has certain loans and financings that are subject to specific financial covenants at a consolidated level, including: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance requirements are standardized across all debt agreements.

As of December 31, 2024, the Company was not in compliance with one of the financial covenants under its BNDES loan agreements, specifically the capitalization ratio, which is measured annually as Equity/Total Assets, and must be equal to or greater than 0.3. As a remediation action, the Company obtained bank guarantees for the total outstanding balances prior to year end. The non-compliance was primarily due to accumulated losses over the last three years, impairment losses, one-off events, and the negative impacts of the prolonged ramp-up phase of Aripuanã.

On February 19, 2025, the Company obtained a formal waiver for the covenant measurement. This waiver enabled the substitution and cancellation of the bank guarantees. As a result, the covenant testing and any associated early repayment rights were waived with respect to the 2024 financial statements, and will remain waived until the next measurement, which will occur in 2026 based on the financial statements for the fiscal year ending December 31, 2025.

27 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

As of September 30, 2025, the Equity/Total Assets financial covenant remained below the threshold. Management is aware of this condition and confirms that it does not constitute a breach, as no contractual requirement exists for a quarterly covenant measurement that could trigger an event of default. Accordingly, the loan remains classified as a non-current liability in these consolidated interim financial statements as of September 30, 2025, in accordance with the deferral term rights of the contract.

The Company remains committed to implementing measures to ensure compliance with all financial covenants going forward. These measures include a review of the capital structure, initiatives to enhance operational performance, and efforts to reduce risk exposure. Except for the BNDES-related discussion above, there were no material changes to contractual guarantees during the period ending on September 30, 2025.

16	Asset retirement, restoration and environmental obligations
(a)	Changes in the nine months ended on September 30
			September 30,		September 30,
				2025	2024
	Asset retirement obligations	Environmental obligations	Other restoration obligations	Total	Total
Balance at the beginning of the period	240,408	32,159	6,819	279,386	314,919
Additions (ii)	9,744	979	-	10,723	20,959
Payments	(7,798)	(3,181)	-	(10,979)	(10,587)
Reversals	-	-	-	-	(32)
Interest accrual - note 7	17,646	2,332	369	20,347	20,458
Remeasurement - discount rate (i) / (ii)	1,859	(1,013)	56	902	(350)
Divestment - write-off	-	-	-	-	(14,370)
Foreign exchange effects	19,903	5,248	1,144	26,295	(20,627)
Classified as liabilities associated with assets held for sale	-	-	-	-	(23,591)
Balance at the end of the period	281,762	36,524	8,388	326,674	286,779
Current liabilities	44,749	4,138	5,030	53,917	55,699
Non-current liabilities	237,013	32,386	3,358	272,757	231,080

bookmark

(i) As of September 30, 2025, the credit risk-adjusted rate used for Peru ranged between 9.43% and 10.88% (December 31, 2024: 3.39% and 12.29%) and for Brazil between 7.68% and 11.10% (December 31, 2024: 4.02% and 8.51%). As of September 30, 2024, the credit risk-adjusted rate used for Peru ranged between 7.42% and 10.57% (December 31, 2023: 10.86% and 12.52%) and for Brazil was between 6.45% and 7.83% (December 31, 2023: 6.94% and 11.11%).

(ii) The changes observed in the period ended September 30, 2025, were mainly due to the revised disbursement timelines related to decommissioning obligations in certain operations, based on updated asset retirement and environmental obligations studies, along with higher discount rates, as described above. As a result, asset retirement obligations for operational assets increased by USD 2,573 (September 30, 2024: decrease of USD 1,638), as shown in note 12. Additionally, expenses for asset retirement and environmental obligations for non-operational assets totaled USD 9,052 (September 30, 2024: loss of USD 23,840) as detailed in note 6.

28 of 31

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

17	Impairment of long-lived assets

Impairment test analysis

At each reporting date, the Company assesses whether there were indicators that the carrying amount of an asset, goodwill, or cash generation unit (CGU) might not be recoverable, or if a previously recorded impairment should be reversed.

Goodwill assessment

As of September 30, 2025, Nexa conducted its annual impairment test for the CGUs to which goodwill has been previously allocated including Mining Peru group of CGUs (composed of Cerro Pasco and Cerro Lindo CGUs), Cajamarquilla and Juiz de Fora in accordance with the assumptions and projections outlined in the Company’s strategic planning process. As a result, no impairment was identified.

Cerro Pasco CGU

The Company identified indicators of reversal, primarily driven by the increase of short-term and long-term metal prices. As a result, an impairment reversal of USD 108,005 was recognized at the CGU Cerro Pasco against the income statement.

Impairment test summary

In summary, for the nine-month period ended September 30, Nexa recognized the following impairment loss/reversal:

Impairment (losses) reversals	2025	2024
Magistral Project	-	(58,435)
Cerro Pasco CGU	108,005	22,206
Morro Agudo	-	10,291
Pukaqaqa Project	-	3,978
Others individual assets	(3,789)	(3,439)
Total	104,216	(25,399)

(a)	Key assumptions used in impairment test

The recoverable amounts for each CGU were determined using the FVLCD method, which resulted in values higher than those determined using the VIU method.

The Company identified long-term metal prices, discount rates, the exchange rate considering Brazilian real (BRL), and LOM as key assumptions in determining the recoverable amounts, due to the material impact such assumptions may have on the recoverable value. The main assumptions are summarized below:

	2025	2024
Long-term zinc price (USD/t)	3,120	2,930
Discount rate (Peru)	7.08%	7.08%
Discount rate (Brazil)	7.63%	7.64%
Exchange rate (BRL x USD)	5.43	5.66
Brownfield projects - LOM (Years)	From 3 to 25	From 3 to 25

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Impairment reversal – Cerro Pasco CGU

As mentioned above, the impairment reversal was identified at the CGU level, not being directly related to a single asset. Then, the impairment reversal was allocated on a pro-rata basis to the following assets:

	Carrying amount prior to impairment reversal	Impairment reversal	Carrying amount after impairment reversal
Property, plant and equipment	292,466	17,448	309,914
Intangible assets	155,528	90,558	246,086
Other net liabilities	(53,772)	-	(53,772)
	394,222	108,005	502,228

The Company performed a stress test on the key assumptions used in the calculation of the recoverable amount of the CGU Cerro Pasco as follows:

Scenario	Impairment Reversal	Excess over recoverable amount	Current Long-term zinc price (USD/t)	Current Discount rate (Peru)
Base case	108,005	33,502	3,120	7.08%

Assumption	Stress test Scenario	Stress on Assumption	After Stress test scenario
			Impairment Reversal	Impact	Excess over recoverable amount	Impact
Long-term zinc price (USD/t)	5% Decrease	2,964	75,328	(32,677)	-	(33,502)
Discount rate (Peru)	5% Increase	7.43%	108,005	-	18,643	(14,859)

(c)	Sensitivity analysis – Tested CGUs and Goodwill

The Company estimated the amount by which the value assigned to the key assumptions must change for the assessed CGU recoverable amount, which was not impaired, to be equal to its carrying amount:

CGU	Excess over recoverable amount	Decrease in Long term Zinc (USD/t)		Increase in WACC		Appreciation of BRL over USD
		Change	Price	Change	Rate	Change	Price
Três Marias System	458,634	(14.41%)	2,670	111.02%	14.94%	(13.46%)	4.70
Juiz de Fora	51,351	(8.04%)	2,869	24.96%	8.85%	(3.77%)	5.23
Aripuaña	633,312	(30.26%)	2,176	113.29%	15.10%	(22.70%)	4.20
Cerro Pasco	33,502	(2.53%)	3,041	11.54%	8.51%	-	-
Cerro Lindo	431,471	(36.33%)	1,987	133.08%	17.78%	-	-
Mining Peru	258,550	(11.24%)	2,769	43.88%	10.98%	-	-
Cajamarquilla	730,640	(51.36%)	1,518	94.11%	14.81%	-	-

18	Long-term commitments
(a)	Projects evaluation

On February 8, 2024, the Peruvian Government approved an extension of the deadline for fulfilling the Accreditable Investment Commitment under the Magistral Transfer Contract, extending it from September 2025 to August 2028. As of December 31, 2024, the unexecuted amount under this commitment totaled USD 323,000.

In December 2021, the Group submitted a request for the Modification of the Environmental Impact Assessment (MEIA) for the Magistral Project to the National Environmental Certification Agency (SENACE), through the applicable legal process. During the review process, the Peruvian Water Authority (ANA) and the Protected Natural Areas Service - (SERNANP) issued unfavorable observations. On May 24, 2024, SENACE formally rejected the MEIA.

On April 30, 2025, the Peruvian Government formally acknowledged the rejection of the MEIA as a force majeure event, leading to the suspension of the obligation to fulfill the investment commitment. As stipulated in the Magistral Transfer Contract, NEXA and the Government must now engage in direct negotiations to assess the impact of this majeure force event on the project’s execution. As of the date of this report, the deadline to fulfill the Accreditable Investment Commitment remains suspended, as does the potential application of the related penalty in the amount of USD 97,029.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Nine-month periods ended on September 30 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Environmental Guarantee for Dams

As of September 30, 2025, there have been no changes to the regulatory framework related to the environmental guarantee requirements established under Decree 48,747/2023 and its amendments. NEXA submitted its guarantee proposal in September 2024 and provided a guarantee for BRL 60,728 (approximately USD 11,128), representing 50% of the required amount by December 31, 2024. A new Decree, published on December 31, 2024, established that the timeline for the remaining installments will begin only after the approval of the proposal by the environmental agency. NEXA is still awaiting this approval before proceeding with the remaining obligations.

19	Events after the reporting period
(a)	Dividends received

On October 15, 2025, Pollarix paid an amount of USD 5,415 (BRL 29,488) to non-controlling interests as interim dividends approved in the second quarter of 2025.

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